

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

Omar Aamar
President, Treasurer and Director
SigmaRenoPro Inc
Aloni Noa'kh St. 1
Kiryat Motzkin 26402
Israel

Re: SigmaRenoPro, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 31, 2018
File No. 333-221302

Dear Mr. Aamar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2018 letter.

Amendment No. 2 to Form S-1 filed January 31, 2018

Risk Factors
Because we have fewer than three hundred shareholders of record, we can terminate our reporting obligations..., page 9

1. We note the disclosure you provided in response to prior comment 5. Please revise your disclosure here and under "Where You Can Find More Information" on page 30 to more accurately reflect the application of Section 15(d) and Section 12(g) to your circumstances. In this regard, please note that Section 15(d) and Rule 15d-1 only require

that you file reports for the fiscal year in which the registration statement becomes effective, and not for 12 months after the registration statement becomes effective. Also note that whether Section 12(g) registration is required is not determined 12 months after the registration statement becomes effective, but is determined on the last day of the fiscal year a company has more than $10 million in assets and either 2,000 or more record holders or 500 or more record holders who are not "accredited investors."

Plan of Operation, page 24

2.   We note your responses to our prior comments 2 and 4. Please revise to clarify the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Thomas Puzzo